SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

August 22, 2024

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Avenida Eduardo Madero 1182

Ciudad Autónoma de Buenos Aires C1106 ACY

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	☒	Form 40-F	☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	☐	No	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	☐	No	☒

2Q24 Earnings Release

AUGUST 22ND, 2024

Macro

macro.com.ar

BANCO MACRO	2Q24 EARNINGS RELEASE

Index

01	Summary

02	Disclaimer

03	Results

04	Financial Assets

05	Public Sector Assets

06	Funding

07	Liquid Assets

08	Solvency

09	Asset Quality

10	2Q24 Snapshot

11	Relevant and Recent Events

12	Regulatory Changes

13	CER Exposure and Foreign Currency Position

Banco Macro Announces **Results for the Second Quarter of 2024**

Buenos Aires, Argentina, August 22, 2024 – Banco Macro S.A. (NYSE: BMA; BYMA: BMA) ("Banco Macro" or "BMA" or the "Bank") announced today its results for the second quarter ended June 30, 2024 ("2Q24"). All figures are in Argentine pesos (Ps.) and have been restated in terms of the measuring unit current at the end of the reporting period. For ease of comparison, figures of previous quarters of 2023 have been restated applying IAS 29 to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2024.

BANCO MACRO	2Q24 EARNINGS RELEASE

NET INCOME

Ps. 93.1 billion	**Ps.209 billion**
6M24 (55% LOWER THAN 6M23)	6M23

OPERATING INCOME

Ps. 2.4 trillion	**Ps. 1.8 trillion**
6M24, +36% HIGHER THAN 6M23	6M23

ACCUMULATED RETURN ON AVERAGE EQUITY & ACCUMULATED RETURN ON AVERAGE ASSETS

5.4%	**1.7%**
ROAE 6M24	ROAA 6M24

BANCO MACRO'S TOTAL FINANCING

Ps. 3.47 trillion	**+17%**
2Q24	HIGHER THAN 1Q24

BANCO MACRO'S TOTAL DEPOSITS

Ps. 6.74 trillion	**+13%**
2Q24	HIGHER THAN 1Q24

BANCO MACRO	2Q24 EARNINGS RELEASE

BANCO MACRO	2Q24 EARNINGS RELEASE

Summary	.01

• THE BANK’S NET INCOME totaled Ps.93.1 billion in the six months ended June 30, 2024. This result was 55% or Ps.115.9 billion lower 6M23. In 2Q24, the accumulated annualized return on average equity (“ROAE”) and the accumulated annualized return on average assets (“ROAA”) were 5.4% and 1.7%, respectively.

• In the six months ended June 30, 2024, OPERATING INCOME (before G&A and personnel expenses) totaled Ps.2.38 trillion, 36% or Ps.628.2 billion higher than in 6M23.

• In 2Q24, OPERATING INCOME (after G&A and personnel expenses) totaled Ps.99.1 billion, 93% or Ps.1.39 trillion lower than in 1Q24 and 85% or Ps.544 billion lower than the same period of last year.

• In 2Q24, BANCO MACRO’S TOTAL FINANCING increased 17% or Ps.504.1 billion quarter over quarter (“QoQ”) totaling Ps.3.47 trillion and increased 5% or Ps.154.5 billion year over year (“YoY”). In 2Q24 peso financing increased 7% while USD financing remained unchanged.

• In 2Q24, BANCO MACRO’S TOTAL DEPOSITS increased 13% or Ps.769.5 billion QoQ and decreased 5% or Ps.329.3 billion YoY, totaling Ps.6.74 trillion and representing 79% of the Bank’s total liabilities. Private sector deposits increased 11% or Ps.591.5 billion QoQ. In 2Q24, Peso deposits increased 17% while USD deposits decreased 6%.

• Banco Macro continued showing a strong solvency ratio, with an EXCESS CAPITAL of Ps.2.36 trillion, 35.7% Capital Adequacy Ratio – Basel III and 34 % Tier 1 Ratio. In addition, the Bank’s LIQUID ASSETS remained at an adequate level, reaching 98% of its total deposits in 2Q24.

• In 2Q24, the Bank’s NON-PERFORMING TO TOTAL FINANCING RATIO was 1.23% and the COVERAGE RATIO reached 181.4%.

• As of 2Q24, through its 515 branches and 9.175 employees Banco Macro serves 5.28 million retail customers (2.24 million digital customers) across 23 of the 24 Provinces in Argentina and over 151,900 corporate customers.

BANCO MACRO	2Q24 EARNINGS RELEASE

Disclaimer	.02

This press release includes forward-looking statements. We have based these forward-looking statements largely on our current beliefs, expectations and projections about future events and financial trends affecting our business. Many important factors could cause our actual results to differ substantially from those anticipated in our forward-looking statements, including, among other things: inflation; changes in interest rates and the cost of deposits; government regulation; adverse legal or regulatory disputes or proceedings; credit and other risks of lending, such as increases in defaults by borrowers; fluctuations and declines in the value of Argentine public debt; competition in banking and financial services; deterioration in regional and national business and economic conditions in Argentina; and fluctuations in the exchange rate of the peso.

The words “believe,” “may,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect” and similar words are intended to identify forward-looking statements. Forward-looking statements include information concerning our possible or assumed future results of operations, business strategies, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. Forward-looking statements speak only as of the date they were made, and we undertake no obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors. In light of the risks and uncertainties described above, the forward-looking events and circumstances discussed in this press release might not occur and are not guarantees of future performance.

This report is a summary analysis of Banco Macro's financial condition and results of operations as of and for the period indicated. For a correct interpretation, this report must be read in conjunction with all other material periodically filed with the Comisión Nacional de Valores (www.cnv.gob.ar), the Securities and Exchange Commission (www.sec.gov), Bolsas y mercados Argentinos (www.byma.com.ar) and the New York Stock Exchange (www.nyse.com). In addition, the Central Bank (www.bcra.gov.ar) may publish information related to Banco Macro as of a date subsequent to the last date for which the Bank has published information.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

This Earnings Release has been prepared in accordance with the accounting framework established by the Central Bank of Argentina (“BCRA”), based on International Financial Reporting Standards (“I.F.R.S.”) and the resolutions adopted by the International Accouting Standards Board (“I.A.S.B”) and by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“F.A.C.P.E.”). As of January 2020 the Bank started reporting with the application of (i) Expected losses of IFRS 9 “Financial Instruments” and (ii) IAS 29 “Financial Reporting in Hyperinflationary Economies”. Data and figures shown in this Earnings Release may differ from the ones shown in the 20-F annual report. As of fiscal year 2021, the monetary result accrued by items of a monetary nature measured at fair value with changes in Other Comprehensive Income (OCI), is recorded in the Result form the Net Monetary Position integrating the Net Result of the period in accordance with Communication “A” 7211 of the Central Bank of Argentina. Previous quarters of 20223 have been restated in accordance with said Communication in order to make a comparison possible

BANCO MACRO	2Q24 EARNINGS RELEASE

2Q24 Earnings Release Conference Call

Friday, August 23, 2024

Time:

12:00 p.m. Eastern Time

01:00 p.m. Buenos Aires Time

To participate, please dial:

Argentina Toll Free:

(011) 3984 5677

Participants Dial In (Toll Free):

+1 (844) 450 3847

Participants International Dial In:

+1 (412) 317 6370

Conference ID: Banco Macro

Webcast: click here

Webcast Replay: click here

Available from 08/23/2024 through 09/6/2024

IR Contacts in Buenos Aires:

Jorge Scarinci

Chief Financial Officer

Nicolás A. Torres

Investor Relations

Phone: (54 11) 5222 6682

E-mail: investorelations@macro.com.ar

Visit our website at:

www.macro.com.ar/relaciones-inversores

BANCO MACRO	2Q24 EARNINGS RELEASE

Results	.03

Earnings per outstanding share were Ps.-365.51 in 2Q24, 172% lower than in 1Q24 and 243% lower than the result posted a year ago.

EARNINGS PER SHARE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Net income -Parent Company- (M $)	164,072	20,700	826,712	326,337	-233,243	-171%	-242%
Average # of shares outstanding (M)	639	639	639	639	639	0%	0%
Book value per avg. Outstanding share ($)	4,320	4,346	5,752	6,235	4,998	-20%	16%
Shares Outstanding (M)	639	639	639	639	639	0%	0%
Earnings per avg. outstanding share ($)	256.42	32.39	1,293.76	510.70	-365.51	-172%	-243%
EOP FX (Pesos per USD)	256.6750	350.0083	808.4833	857.4167	911.7500	6%	255%
Book value per avg. issued ADS (USD)	168.31	124.17	71.15	72.72	54.82	-25%	-67%
Earnings per avg. outstanding ADS (USD)	9.99	0.93	16.00	5.96	-4.01	-167%	-140%

Banco Macro’s 2Q24 net income totaled a Ps.233.2 billion loss, Ps.559.6 billion lower than the previous quarter and Ps.397.3 billion lower YoY mainly due to the mark to market of Government Securities (financial assets at fair value through profit or loss) and lower fx gains. If Government Securities included in financial assets at fair value through profit or loss (namely TZX27 bonds) had been valued at amortized cost 2Q24 net income would have been Ps.605.5 billion higher.

As of 2Q24 the accumulated result represented an annualized ROAE and ROAA of 5.4% and 1.7% respectively.

Net operating income (before G&A and personnel expenses) was Ps.460.2 billion in 2Q24, 76% or Ps.1.46 trillion lower compared to 1Q24. On a yearly basis, Net Operating Income (before G&A and personnel expenses) decreased 53% or Ps.521.1 billion.

In 2Q24, Provision for loan losses totaled Ps.16.5 billion, 26% or Ps.5.9 billion lower than in 1Q24. On a yearly basis provision for loan losses decreased 20% or Ps.4 billion.

Operating income (after G&A and personnel expenses) was Ps.99.1 billion in 2Q24, 93% or Ps.1.4 trillion lower than in 1Q24 and 85% or Ps.544 billion lower than a year ago.

BANCO MACRO	2Q24 EARNINGS RELEASE

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Net Interest Income	401,037	310,547	331,121	200,646	187,958	-6%	-53%
Net fee income	97,859	97,803	101,150	88,980	95,733	8%	-2%
Net Interest Income + Net Fee Income	498,896	408,350	432,271	289,626	283,691	-2%	-43%
Net Income from financial instruments at fair value through P&L	192,768	-100,192	1,609,378	1,508,685	121,199	-92%	-37%
Income from assets at amortized cost	0	378	237	25	-4	0%	0%
Differences in quoted prices of gold and foreign currency	281,716	656,076	328,532	95,555	25,654	-73%	-91%
Other operating income	28,426	31,092	43,253	49,446	46,182	-7%	62%
Provision for loan losses	20,507	13,404	32,687	22,359	16,477	-26%	-20%
Net Operating Income	981,299	982,300	2,380,984	1,920,978	460,245	-76%	-53%
Employee benefits	114,011	118,826	159,962	158,158	136,435	-14%	20%
Administrative expenses	63,875	63,593	113,310	80,693	67,083	-17%	5%
Depreciation and impairment of assets	22,960	22,747	36,233	28,792	27,000	-6%	18%
Other operating expenses	137,400	129,504	202,091	166,568	130,658	-22%	-5%
Operating Income	643,053	647,630	1,869,388	1,486,767	99,069	-93%	-85%
Result from associates & joint ventures	-705	-196	281,284	-254	-5,648	-	-
Result from net monetary postion	-406,562	-595,013	-945,271	-1,054,000	-462,660	-56%	14%
Result before taxes from continuing operations	235,786	52,421	1,205,401	432,513	-369,239	-185%	-257%
Income tax	71,714	31,721	378,689	106,176	-135,996	-228%	-290%
Net income from continuing operations	164,072	20,700	826,712	326,337	-233,243	-171%	-242%
		-	-
Net Income of the period	164,072	20,700	826,712	326,337	-233,243	-171%	-242%
Net income of the period attributable to parent company	163,959	20,626	826,330	326,556	-233,712	0%	0%
Net income of the period attributable to minority interest	113	74	382	-219	469	0%	-
Other Comprehensive Income	7,995	-3,904	71,943	-17,436	-47,955	-	-
Foreign currency translation differences in financial statements conversion	-227	353	18,393	-16,674	-4,219	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	8,222	-4,257	53,550	-762	-43,736	-	-
TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	172,067	16,796	898,655	308,901	-281,198	-191%	-263%
Total Comprehensive Income attributable to parent Company	171,954	16,722	898,273	309,120	-281,667	-191%	-264%
Total Comprehensive Income attributable to non-controlling interests	113	74	382	-219	469	-314%	-

The Bank’s 2Q24 net interest income totaled Ps.188 billion, 6% or Ps.12.7 billion lower than in 1Q24 and 53% or Ps.213.1 billion lower YoY. Interest income decreased 27% while interest expenses decreased 33%.

In 2Q24 interest income totaled Ps.619.7 billion, 27% or Ps.229.8 billion lower than in 1Q24 and 46% or Ps.521.4 billion lower than in 2Q23.

Income from interest on loans and other financing totaled Ps.410.2 billion, 26% or Ps142.7 billion lower compared with the previous quarter mainly due to a 25.9% percentage points decrease in the average lending rate which was partially offset by a 9% increase in the average volume of private sector loans. On a yearly basis Income from interest on loans decreased 10% or Ps.45.2 billion.

In 2Q24, income from government and private securities increased 40% or Ps.44.7 billion QoQ and decreased 74% or Ps.457.2billion compared with the same period of last year. This result is explained 99% by income from government and private securities valued at amortized cost and the remaining 1% is explained by income from government and private securities through other comprehensive income (Other government securities)

BANCO MACRO	2Q24 EARNINGS RELEASE

In 2Q24, income from Repos totaled Ps.48.7 billion, 73% or Ps.131.4 billion lower than the previous quarter and 29% or Ps.19.5 lower than a year ago.

In 2Q24 FX income totaled Ps.25.6 billion,73% or Ps.69.9 billion lower than the previous quarter and 91% or Ps.256.1 billion lower than a year ago. FX income gain was due to the 6.3% argentine peso depreciation against the US dollar and the Bank’s long dollar position during the quarter. It is important to notice that the Bank’s average long dollar position decreased 59% during the quarter.

FX INCOME	MACRO Consolidated			Variation
In MILLION $ (Measuring Unit Current at EOP)	2Q23	1Q24	2Q24	QoQ	YoY
(1) Differences in quoted prices of gold and foreign currency	281,716	95,555	25,654	-73%	-91%
Translation of FX assets and liabilities to Pesos	280,428	95,317	25,543	-73%	-91%
Income from foreign currency exchange	1,288	238	111	-53%	-91%
(2) Net Income from financial assets and liabilities at fair value through P&L	1,554	6,124	4,332	-29%	179%
Income from investment in derivative financing instruments	1,554	6,124	4,332	-29%	179%
(1) +(2) Total Result from Differences in quoted prices of gold and foreign currency	283,270	101,679	29,986	-71%	-89%

BANCO MACRO	2Q24 EARNINGS RELEASE

INTEREST INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Interest on Cash and due from Banks	2,794	3,501	3,484	3,717	3,337	-10%	19%
Interest from government securities	614,244	570,135	192,248	111,478	156,781	41%	-74%
Interest from private securities	334	229	1,475	1,244	614	-51%	84%
Interest on loans and other financing
To the financial sector	918	1,566	2,926	1,218	986	-19%	7%
To the public non financial sector	12,001	11,050	9,561	1,976	823	-58%	-93%
Interest on overdrafts	59,332	75,345	136,531	84,667	61,555	-27%	4%
Interest on documents	51,674	77,733	121,676	67,479	43,152	-36%	-16%
Interest on mortgages loans	63,484	60,089	88,091	129,665	82,097	-37%	29%
Interest on pledged loans	4,167	4,700	5,257	3,726	2,964	-20%	-29%
Interest on personal loans	112,894	105,255	102,476	84,059	93,663	11%	-17%
Interest on credit cards loans	86,921	88,306	98,992	76,969	59,678	-22%	-31%
Interest on financial leases	448	1,002	4,212	4,161	2,593	-38%	479%
Interest on other loans	63,649	80,080	113,273	99,031	62,727	-37%	-1%
Interest on Repos	0
From the BCRA	68,188	103,514	150,149	180,033	48,523	-73%	-29%
Other financial institutions	0	46	1,165	77	182	-	-
Total Interest income	1,141,048	1,182,551	1,031,516	849,500	619,675	-27%	-46%
Income from Interest on loans	442,569	492,510	670,508	549,757	408,429	-26%	-8%

The Bank’s 2Q24 interest expense totaled Ps.431.7 billion, decreasing 33% or Ps.217.1 billion compared to the previous quarter and 42% (Ps.308.3 billion) lower compared to 2Q23.

In 2Q24, interest on deposits represented 97% of the Bank’s total interest expense, decreasing 33% or Ps.208.8 billion QoQ, due to a 25.4 percentage points decrease in the average rate paid on deposits while the average volume of deposits from the private sector increased 16%. On a yearly basis, interest on deposits decreased 42% or Ps.304.5billion.

INTEREST EXPENSE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Deposits
Interest on checking accounts	49,838	58,477	64,393	76,012	35,720	-53%	-28%
Interest on saving accounts	7,955	7,548	11,180	15,518	9,809	-37%	23%
Interest on time deposits	663,554	789,533	604,817	534,174	371,352	-30%	-44%
Interest on other financing from BCRA and financial inst.	819	652	1,394	1,887	691	-63%	-16%
Repos
Other financial institutions	8,420	5,943	4,874	4,872	1,895	-61%	-77%
Interest on corporate bonds	73	78	2,937	5,618	3,741	-33%	5025%
Interest on subordinated bonds	6,020	6,505	6,789	7,155	5,946	-17%	-1%
Interest on other financial liabilities	3,332	3,268	4,011	3,618	2,563	-29%	-23%
Total financial expense	740,011	872,004	700,395	648,854	431,717	-33%	-42%
Expenses from interest on deposits	721,347	855,558	680,390	625,704	416,881	-33%	-42%

BANCO MACRO	2Q24 EARNINGS RELEASE

In 2Q24, the Bank’s net interest margin (including FX) was 19.9%, lower than the 26.2% posted in 1Q24 and the 38.3% posted in 2Q23.

ASSETS& LIABILITIES PERFORMANCE (AR$)	MACRO Consolidated
In MILLION $	2Q23			1Q24			2Q24
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Loans& Other Financing
Public Sector	55,995	-4.8%	86.0%	8,642	-37.6%	92.0%	9,356	-22.5%	35.4%
Financial Sector	6,936	-22.2%	52.1%	15,787	-57.7%	30.2%	25,021	-34.0%	15.2%
Private Sector	2,822,235	-18.0%	60.3%	2,278,144	-37.3%	93.0%	2,350,008	-4.3%	67.1%
Other debt securities
Central Bank Securities (Leliqs)	2,573,493	-5.7%	84.3%	0	0.0%	0.0%	0	0.0%	0.0%
Government& Private Securities	450,662	-16.3%	63.5%	501,614	-38.4%	89.4%	475,911	32.4%	131.3%
Repos	310,629	-3.8%	88.0%	710,507	-34.3%	102.0%	349,295	-10.6%	56.1%
Total interest-earning assets	6,219,950	-11.9%	72.1%	3,514,694	-36.9%	94.0%	3,209,591	0.1%	74.9%

Fin. Assets through P&L and equity inv.	37,203	303.5%	688.4%	2,327,112	5.3%	224.0%	4,589,260	-37.3%	9.6%
Other Non interest-earning assets	602,775			658,321			775,303
Total Non interest-earning assets	639,978			2,985,433			5,364,563
Total Average Assets	6,859,928			6,500,127			8,574,154

Interest-bearing liabilities
Deposits
Public Sector	304,231	-11.9%	72.1%	285,759	-38.4%	89.6%	310,740	-13.3%	51.5%
Private Sector	4,376,089	-17.5%	61.1%	2,898,901	-42.1%	78.0%	3,572,247	-18.5%	42.4%
BCRA and other financial institutions	1,661	51.9%	196.8%	5,762	-25.7%	128.7%	852	138.8%	317.2%
Corporate bonds	0	0.0%	0.0%	9,567	-3.2%	197.8%	11,001	20.6%	110.7%
Repos	44,653	-10.1%	75.6%	23,264	-40.1%	84.2%	14,545	-12.8%	52.4%
Other financial liabilities	669749	-0.479	0.018	648492	-0.668	0.02	520130	-0.417	0.018
Total int.-bearing liabilities	5,396,383	-20.9%	54.5%	3,871,745	-45.9%	66.5%	4,429,515	-20.7%	38.5%

Total non int.-bearing liabilities	1,419,805			1,409,976			1,669,223

Total Average Liabilities	6,816,188			5,281,721			6,098,738

Assets Performance		1,117,394			821,759			597,661
Liabilities Performance		733,579			640,300			424,546
Net Interest Income		383,815			181,459			173,115
Total interest-earning assets		6,219,950			3,514,694			3,209,591
Net Interest Margin (NIM)		24.8%			20.8%			21.7%

BANCO MACRO	2Q24 EARNINGS RELEASE

ASSETS& LIABILITIES PERFORMANCE USD	MACRO Consolidated
In MILLION $	2Q23			1Q24			2Q24
(Measuring Unit Current at EOP)	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL	AVERAGE	REAL INT	NOMINAL
Yields & rates in annualized nominal %	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE	BALANCE	RATE	INT RATE
Interest-earning assets
Cash and Deposits in Banks	419,690	0.7%	2.7%	472,843	-58.3%	3.2%	406,086	-25.8%	3.3%
Loans& Other Financing
Financial Sector	1,077	4.2%	6.3%	302	-41.8%	43.9%	1,011	-16.7%	15.9%
Private Sector	209,245	32.5%	35.2%	448,955	-51.3%	20.4%	628,041	-20.5%	10.6%
Other debt securities
Central Bank	237,320	0	0	23576	0	0	0	0	0
Government& Private Securities	58,320	14.6%	16.9%	72,893	-56.7%	7.0%	58,883	-18.3%	13.7%
Total interest-earning assets	925,652	8.0%	10.2%	1,018,569	-55.1%	11.0%	1,094,021	-22.3%	8.1%

Fin. Assets through P&L and equity inv.	1,575,180	32.4%	35.1%	1,548,999	-36.3%	57.5%	135,085	4.5%	45.5%
Other Non interest-earning assets	1,501,457			1,966,248			1,660,387
Total Non interest earning assets	3,076,637			3,515,247			1,795,472
Total Average Assets	4,002,289			4,533,816			2,889,493

Interest-bearing liabilities
Deposits
Public Sector	23,577	-1.9%	0.1%	7,993	-59.5%	0.1%	9,099	-27.7%	0.6%
Private Sector	489,900	-2.0%	0.0%	845,152	-59.6%	0.0%	770,111	-28.1%	0.1%
BCRA and other financial institutions	16,668	4.5%	6.6%	18,953	-56.2%	8.4%	22,877	-24.3%	5.4%
Issued corporate bonds	13,487	0.2%	2.2%	74,614	-57.6%	4.9%	53,570	-24.3%	5.4%
Subordinated bonds	372,932	4.4%	6.5%	452,525	-57.0%	6.4%	376,117	-23.6%	6.4%
Total int.-bearing liabilities	916,564	0.8%	2.8%	1,399,237	-58.6%	2.5%	1,231,774	-26.5%	2.3%

Total non int.-bearing liabilities	480,981			852,596			711,000

Total Average liabilities	1,397,545			2,251,833			1,942,774

Assets Performance		23,654			27,742			22,014
Liabilities Performance		6,432			8,554			7,171
Net Interest Income		17,222			19,188			14,843
Total interest-earning assets		925,652			1,018,569			1,094,021
Net Interest Margin (NIM)		7.5%			7.6%			5.5%

In 2Q24 Banco Macro’s net fee income totaled Ps.95.7 billion, 8% or Ps.6.8 billion higher than in 1Q24 and was 2% or Ps.2.1 billion lower than the same period of last year.

In the quarter, fee income totaled Ps.112.1 billion, 11% or Ps.11.2 billion higher than in 1Q24. In the quarter fees charged on deposit accounts increased 14% or Ps.5 billion, credit related fees increased 57% or Ps.2.6 billion, ATM transactions fees increased 34% or Ps.2.1 billion and insurance fees increased 31% or Ps.1.3 billion. On a yearly basis, fee income increased 3% or Ps.3.7 billion.

In the quarter, total fee expense increased 37% or Ps4.5 billion, mainly due to higher ATM networks fees. On a yearly basis, fee expenses increased 58% or Ps.5.8 billion.

BANCO MACRO	2Q24 EARNINGS RELEASE

NET FEE INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Fees charged on deposit accounts	40,392	39,115	40,520	35,367	40,409	14%	0%
Credit card fees	22,804	21,806	23,435	19,452	19,489	0%	-15%
Corporate services fees	15,841	16,618	16,436	16,388	14,975	-9%	-5%
Debit card fees	4,629	6,987	7,864	7,100	7,174	1%	55%
ATM transaction fees	6,530	6,376	6,058	6,069	8,153	34%	25%
Insurance fees	5,630	5,240	5,061	4,303	5,652	31%	0%
Credit related fees	3,124	2,640	3,973	4,485	7,047	57%	126%
Financial agent fees (provinces)	6,180	5,902	5,402	4,119	5,137	25%	-17%
Mutual funds & securities fees	3,063	3,711	5,037	3,481	3,931	13%	28%
AFIP & Collection services	218	209	185	148	166	12%	-24%
ANSES fees	54	56	39	18	14	-22%	-74%
Total fee income	108,465	108,660	114,010	100,930	112,147	11%	3%

Total fee expense	10,606	10,857	12,860	11,950	16,414	37%	55%

Net fee income	97,859	97,803	101,150	88,980	95,733	8%	-2%

In 2Q24 Net Income from financial assets and liabilities at fair value through profit or loss totaled a Ps.121.2 billion gain, decreasing 92% or Ps.1.39 billion in the quarter. This gain was mainly due to the negative mark to market of some government securities (CER inflation adjusted bonds, and dual bonds) (Ps.1.41 trillion)

On a yearly basis Net Income from financial assets and liabilities at fair value through profit or loss decreased 37% or Ps.71.6 billion.

NET INCOME FROM FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Profit or loss from government securities	163,259	-167,456	1,501,449	1,516,708	106,885	-93%	-35%
Profit or loss from private securities	29,719	44,157	64,952	7,801	8,769	12%	-70%
Profit or loss from investment in derivative financing instruments	1,554	2,278	27,701	6,124	4,332	-29%	179%
Profit or loss from other financial assets	562	-2,885	4,397	3,753	1,595	-58%	184%
Profit or loss from investment in equity instruments	-141	4,936	1,241	516	2,116	310%	-1601%
Profit or loss from the sale of financial assets at fair value	6,843	19,974	11,542	-17,197	1,191	-	-
Income from financial assets at fair value through profit or loss	201,796	-98,996	1,611,282	1,517,705	124,888	-92%	-38%

Profit or loss from derivative financing instruments	-9,028	-1,196	-1,904	-9,020	-3,689	-	-
Income from financial liabilities at fair value through profit or loss	-9,028	-1,196	-1,904	-9,020	-3,689	-	-

NET INCOME FROM FINANCIAL ASSETS AT FAIR VALUE THROUGH PROFIT OR LOSS	192,768	-100,192	1,609,378	1,508,685	121,199	-92%	-37%

BANCO MACRO	2Q24 EARNINGS RELEASE

In the quarter, Other Operating Income totaled Ps.46.2 billion, 7% or Ps.3.3 billion lower than in 1Q24 (Other adjustments and interest from other receivables decreased Ps.5.8 billion while income from initial recognition of financial assets and liabilities decreased 129% or Ps.7.9 billion. Others increased 84% or Ps.5.6 billion while other service related fees increased 25% or Ps.3.5 billion. On a yearly basis, Other Operating Income increased 62% or Ps.17.8 billion.

OTHER OPERATING INCOME	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Credit and debit cards	3,473	4,326	5,489	4,533	5,422	20%	56%
Lease of safe deposit boxes	3,022	2,890	3,326	3,089	3,573	16%	18%
Other service related fees	9,016	11,449	13,450	13,782	17,236	25%	91%
Other adjustments and interest from other receivables	7,158	8,145	10,258	15,239	9,436	-38%	32%
Initial recognition of loans	-	-	-	6,121	-1,796	-	-
Sale of property, plant and equipment	213	-6	63	2	45	2150%	-79%
Others	5,544	4,288	10,667	6,680	12,266	84%	121%
Other Operating Income	28,426	31,092	43,253	49,446	46,182	-7%	62%

In 2Q24 Banco Macro’s administrative expenses plus employee benefits totaled Ps.203.5 billion, 15% or Ps.35.3 billion lower than the previous quarter, due to lower employee benefits (-14%) and lower (-17%) administrative expenses. On a yearly basis, administrative expenses plus employee benefits increased 14% or Ps.25.6 billion.

Employee benefits decreased 14% or Ps.21.7 billion QoQ, remunerations decreased 14% or Ps.15.3 billion while Compensation and bonuses decreased 20% or Ps.3.9 billion. On a yearly basis, Employee benefits increased 20% or Ps.22.4 billion.

In 2Q24, administrative expenses decreased 17% or Ps.13.6 billion, due to lower Directors and auditors fees(-163%) which were partially offset by higher taxes (+34%). On a yearly basis administrative expenses increased 5% or Ps.3.2 billion.

In 2Q24, the efficiency ratio reached 55.9%, deteriorating significantly from the 14.6% posted in 1Q24 and the 21.7% posted a year ago. In 2Q24 expenses (employee benefits + G&A expenses + depreciation and impairment of assets) decreased 14%, while income (net interest income + net fee income + differences in quoted prices of gold and foreign currency + other operating income + net income from financial assets at fair value through profit or loss – (Turnover Tax + Insurance on deposits)) decreased 77% compared to 1Q24.

BANCO MACRO	2Q24 EARNINGS RELEASE

PERSONNEL& ADMINISTRATIVE EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Employee benefits	114,011	118,826	159,962	158,158	136,435	-14%	20%
Remunerations	78,134	82,216	106,541	108,496	93,200	-14%	19%
Social Security Contributions	18,861	20,395	27,868	25,982	23,311	-10%	24%
Compensation and bonuses	13,175	12,306	21,417	19,831	15,962	-20%	21%
Employee services	3,841	3,909	4,136	3,849	3,962	3%	3%
Administrative Expenses	63,875	63,593	113,310	80,693	67,083	-17%	5%
Taxes	9,892	13,273	16,172	13,976	18,685	34%	89%
Maintenance, conservation fees	8,904	8,902	12,446	11,469	11,198	-2%	26%
Directors& statutory auditors fees	7,232	3,647	35,363	14,270	-8,921	-	-
Security services	5,115	5,387	5,765	4,758	6,022	27%	18%
Electricity& Communications	4,737	4,651	4,401	6,054	6,399	6%	35%
Other professional fees	6,404	6,935	10,652	6,718	7,734	15%	21%
Rental agreements	270	190	176	513	227	-56%	-16%
Advertising& publicity	3,571	5,109	5,833	3,300	4,238	28%	19%
Personnel allowances	1,171	1,253	1,558	896	1,318	47%	13%
Stationary& Office Supplies	419	440	583	429	432	1%	3%
Insurance	549	558	565	399	910	128%	66%
Hired administrative services	1,658	1,096	1,425	5,269	6,540	24%	294%
Other	13,953	12,152	18,371	12,642	12,301	-3%	-12%
Total Administrative Expenses	177,886	182,419	273,272	238,851	203,518	-15%	14%

Total Employees	7,797	7,765	9,192	9,166	9,175
Branches	462	461	519	517	515
Efficiency ratio	21.7%	22.4%	13.5%	14.6%	55.9%

Accumulated efficiency ratio	23.4%	23.0%	18.6%	14.7%	22.2%

In 2Q24, Other Operating Expenses totaled Ps.130.7 billion, decreasing 22% or Ps.35.9 billion QoQ, due to lower turnover tax (44% or Ps.48.4billion), while Others increased 27% or Ps.13.1 billion. On a yearly basis, Other Operating Expenses decreased 5% or Ps.6.7 billion.

OTHER OPERATING EXPENSES	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Turnover Tax	75,633	75,814	126,033	110,029	61,647	-44%	-18%
Other provision charges	3,588	2,427	6,803.00	4,411	3,201	-27%	-11%
Deposit Guarantee Fund Contributions	2,593	2,652	2,228	2,000	2,348	17%	-9%
Donations	734	252	334	628	540	-14%	-26%
Insurance claims	1,059	1,067	1,438	1,338	1,589	19%	50%
Initial loan recognition	13,441	1,529	10,704	0	0	-100%	100%
Late charges and charges payable to the Central Bank	1	1	19	6	6	0%	500%
Others	40,351	45,762	54,532	48,156	61,327	27%	52%
Other Operating Expenses	137,400	129,504	202,091	166,568	130,658	-22%	-5%

BANCO MACRO	2Q24 EARNINGS RELEASE

In 2Q24, the result from the net monetary position totaled a Ps.462.7 billion loss, 56% or Ps.591.3 billion lower than the loss posted in 1Q24 and 14% or Ps.56.1 billion higher than the loss posted one year ago. This result is a consequence of lower inflation during the quarter (inflation tumbled to 18.6% from 51.6% in 1Q24) while the net monetary position remained unchanged.

OPERATING RESULT	MACRO consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Operating Result (exc. Loss from net monetary position)	643,053	647,630	1,869,388	1,486,767	99,069	-93%	-85%
Result from net monetary position (i.e. inflation adjustment)	-406,562	-595,013	-945,271	-1,054,000	-462,660	-56%	14%
Operating Result (Inc. Loss from net monetary position)	236,491	52,617	924,117	432,767	-363,591	-	-

In 2Q24, given Banco Macro's negative net income for the quarter, no Income tax charge was recorded.

For more information, please see note 21 “Income Tax” of our Financial Statements.

BANCO MACRO	2Q24 EARNINGS RELEASE

Financial Assets	.04

Loans and other financing

The volume of financing (including loans, financial trust and leasing portfolio) totaled Ps.3.47 triillion, increasing 17% or Ps.504.1 billion QoQ and 5% or Ps.154.5 billion YoY. In 2Q24 Private sector loans increased 15% or Ps.449.4 billion. On a yearly basis Private sector loans increased 5% or Ps.150 billion.

Within commercial loans, Documents stand out with a 7% or Ps.43.6 billion increase, while Others increased 27% or Ps.158.3 billion.

Within consumer lending, personal loans increased 29% or Ps.111.9 billion while credit card loans increased 11% or Ps.77.8 billion.

Within private sector financing, peso financing increased 20% or Ps.463.8 billion, while US dollar financing increased USD 2 million.

As of 2Q24, Banco Macro’s market share over private sector loans was 9.1%.

LOANS AND OTHER FINANCING	MACRO Consilidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Public Sector	68,971	8,710	8,479	3,341	45,067	1249%	-35%
Finacial Sector	7,833	40,063	17,914	23,283	36,249	56%	363%
Financial Sector	7,903	40,127	17,956	23,309	36,264	56%	359%
Less: Expected Credit Losses	-70	-64	-42	-26	-15	-42%	-79%
Private Sector	3,241,601	3,129,702	3,276,309	2,942,246	3,391,608	15%	5%
Overdrafts	327,445	311,064	518,438	409,913	416,190	2%	27%
Discounted documents	512,698	595,897	608,206	596,341	639,931	7%	25%
Mortgage loans	324,320	300,001	300,636	291,571	314,427	8%	-3%
Pledged loans	50,826	51,637	50,565	39,041	66,520	70%	31%
Personal loans	651,038	546,669	431,878	379,273	491,156	29%	-25%
Credit Card loans	979,533	940,594	875,940	717,659	795,437	11%	-19%
Leasing	5,334	4,000	17,058	11,924	11,430	-4%	114%
Others	456,492	439,611	569,990	578,549	736,807	27%	61%
Less: Expected Credit Losses	-66,085	-59,771	-96,402	-82,025	-80,290	-2%	21%
Total loans and other financing	3,318,405	3,178,475	3,302,702	2,968,870	3,472,924	17%	5%

Total loans in Pesos	3,099,077	2,966,005	2,980,261	2,368,337	2,832,181	20%	-9%

Total loans in foreign currency	219,328	212,470	322,441	600,533	640,743	7%	192%

EOP FX (Pesos per USD)	256.6750	350.0083	808.4833	857.4167	911.7500	6%	255%

Total loans in foreign currency (USD)	854	607	399	700	703	0%	-18%
USD financing / Financing to the private sector	7%	7%	10%	20%	18%

BANCO MACRO	2Q24 EARNINGS RELEASE

Public Sector Assets	.05

In 1Q24, the Bank’s public sector assets to total assets ratio was 41.8%, lower than the 47.3% registered in the previous quarter, and higher than the 22.4% posted in 2Q23. Other government securities decreased 13% or Ps.740.4 billion (dual Bonds) which were partially offset by a Ps.40.9 billion increase in Provincial loans (Loan extended to the Province of Salta).

In 2Q24, a 13% or Ps.740.4 billion decrease in Government Securities stands out.

PUBLIC SECTOR ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Leliqs	2,275,839	1,165,537	-	-	-	-	-100%
Other	2,581,741	2,546,317	3,733,927	5,610,743	4,870,347	-13%	89%
Government securities	4,857,580	3,711,854	3,733,927	5,610,743	4,870,347	-13%	0%
Provincial loans	65,905	5,961	5,789	1,128	42,044	3627%	-36%
Loans	65,905	5,961	5,789	1,128	42,044	3627%	-36%

TOTAL PUBLIC SECTOR ASSETS	4,923,485	3,717,815	3,739,716	5,611,871	4,912,391	-12%	0%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)	2,647,646	2,552,278	3,739,716	5,611,871	4,912,391	-12%	86%

TOTAL PUBLIC SECTOR ASSETS (net of LEBAC/NOBAC/LELIQ)/TOTAL ASSETS	22.4%	25.0%	31.0%	47.3%	41.8%

BANCO MACRO	2Q24 EARNINGS RELEASE

Funding	.06

Deposits

Banco Macro’s deposit base totaled Ps.6.74 trillion in 2Q24, increasing 13% or Ps.769.5 billion QoQ and decreased 5% or Ps.329.3 billion YoY and representing 79% of the Bank’s total liabilities.

On a quarterly basis private sector deposits increased 11% or Ps.591.5 billion while public sector deposits increased 30% or Ps.181.9 billion.

The increase in private sector deposits was led by demand deposits, which increased 23% or Ps.581.5 billion, while time deposits decreased 2% or Ps.54.5 billion QoQ.

Within private sector deposits, peso deposits increased 17% or Ps.774.6 billion, while US dollar deposits decreased 6% or USD 97 million.

As of 2Q24, Banco Macro´s market share over private sector deposits was 8.1%.

DEPOSITS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Public sector	492,121	489,711	336,356	613,991	795,855	30%	62%

Financial sector	10,924	9,514	36,288	15,854	11,982	-24%	10%

Private sector	6,566,400	5,037,433	5,686,128	5,340,878	5,932,344	11%	-10%
Checking accounts	717,367	693,227	916,160	641,772	817,413	27%	14%
Savings accounts	2,238,452	1,782,367	2,570,801	1,923,548	2,329,377	21%	4%
Time deposits	3,478,573	2,447,323	1,884,262	2,385,286	2,330,754	-2%	-33%
Investment accounts	47,505	17,981	225,102	310,968	376,344	21%	692%
Other	84,503	96,535	89,803	79,304	78,456
Total	7,069,445	5,536,658	6,058,772	5,970,723	6,740,181	13%	-5%

Pesos	6,187,784	4,672,981	4,218,860	4,651,846	5,426,436	17%	-12%
Foreign Currency (in Pesos)	881,661	863,677	1,839,912	1,318,877	1,313,745	0%	49%

EOP FX (Pesos per USD)	256.6750	350.0083	808.4833	857.4167	911.7500	6%	255%
Foreign Currency (USD)	3,435	2,468	2,276	1,538	1,441	-6%	-58%

USD Deposits / Total Deposits	12%	16%	30%	22%	19%

Banco Macro’s transactional deposits represent approximately 52% of its total deposit base as of 2Q24. These accounts are low cost and are not sensitive to interest rate increases.

BANCO MACRO	2Q24 EARNINGS RELEASE

Other sources of funds

In 2Q24, the total amount of other sources of funds decreased 19% or Ps.862.6 billion compared to 1Q24 mainly due to a 20% or Ps.791.1 billion decrease in Shareholders’ equity generated by the negative net income registered during the period (Ps.281.2 billion and Ps.507.6 billion paid in dividends). Subordinated corporate bonds decreased 12% or Ps.49.7 billion. On a yearly basis, other sources of funds increased 15% or Ps.469.5 billion.

Other sources of funds	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Central Bank of Argentina	198	149	155	73	79	8%	-60%
Banks and international institutions	12,632	14,300	27,364	21,996	20,081	-9%	59%
Financing received from Argentine financial institutions	1,812	726	8,074	1,340	1,247	-7%	-31%
Subordinated corporate bonds	387,500	398,155	590,064	419,207	369,515	-12%	-5%
Corporate bonds	12,148	15,028	105,821	79,652	59,924	-25%	393%
Shareholders' equity	2,759,856	2,776,577	3,674,848	3,983,967	3,192,839	-20%	16%
Total other source of funds	3,174,146	3,204,935	4,406,326	4,506,235	3,643,685	-19%	15%

Liquid Assets	.07

In 2Q24, the Bank’s liquid assets amounted to Ps.6.61 trillion, showing an 11% or Ps.794.5 billion decrease QoQ, and a 1% or Ps.72.2 billion decrease on a yearly basis.

In 2Q24 Other Government securities decreased 13% or Ps.740.4 billion while Net Repos decreased 100%.

In 2Q24, Banco Macro’s liquid assets to total deposits ratio reached 98%.

LIQUID ASSETS	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Cash	1,232,287	1,233,260	2,161,342	1,360,740	1,633,431	20%	33%
Guarantees for compensating chambers	94,132	90,665	122,457	118,112	105,895	-10%	12%
Call	297.00	-	9,708	(10,032)	4,400.00	-	-
Leliq own portfolio	2,275,839	1,165,537	-	-	-	-	-100%
Net Repos	502,007	420,929	1,097,538	329,002	-	-100%	-100%
Other government & private securities	2,581,741	2,546,317	3,733,927	5,610,743	4,870,347	-13%	89%
Total	6,686,303	5,456,708	7,124,972	7,408,565	6,614,073	-11%	-1%

Liquid assets to total deposits	95%	99%	118%	124%	98%

BANCO MACRO	2Q24 EARNINGS RELEASE

Solvency	.08

Banco Macro continued showing high solvency levels in 2Q24 with an integrated capital (RPC) of Ps.3.1 trillion over a total capital requirement of Ps.696.4 billion. Banco Macro’s excess capital in 2Q24 was 338% or Ps.2.36 trillion.

The Capital Adequacy Ratio (as a percentage of risk-weighted assets- RWA) was 35.7% in 2Q24; TIER1 Ratio stood at 34%.

The Bank’s aim is to make THE BEST USE OF THIS EXCESS CAPITAL.

MINIMUM CAPITAL REQUIREMENT	MACRO Consolidated					Change
In MILLION $	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Credit risk requirement	92,213	124,155	250,774	312,304	398,956	28%	333%
Market risk requirement	25,821	19,898	38,335	39,647	48,217	22%	87%
Operational risk requirement	48,802	71,224	114,388	196,966	249,263	27%	411%
Total capital requirements	166,836	215,276	403,497	548,917	696,436	27%	317%

Ordinary Capital Level 1 (COn1)	717,831	979,304	1,745,360	3,184,428	3,149,367	-1%	339%
Deductible concepts Level 1 (COn1)	-41,726	-59,469	-121,538	-180,391	-241,637	34%	479%
Capital Level 2 (COn2)	61,480	83,763	128,995	136,797	145,407	6%	137%
Integrated capital - RPC (i)	737,585	1,003,598	1,752,832	3,140,849	3,053,153	-3%	314%

Excess capital	570,749	788,322	1,349,335	2,591,932	2,356,717	-9%	313%

Risk-weighted assets - RWA (ii)	2,051,880	2,645,752	4,952,407	6,747,756	8,560,197	27%	317%

Regulatory Capital ratio [(i)/(ii)]	35.9%	37.9%	35.4%	46.5%	35.7%

Ratio TIER 1 [Capital Level 1/RWA]	33.0%	34.8%	32.8%	44.5%	34.0%

RWA - (ii): Risk Weighted Assets, considering total capital requirements.

BANCO MACRO	2Q24 EARNINGS RELEASE

Asset Quality	.09

In 2Q24, Banco Macro’s non-performing to total financing ratio (under Central Bank rules) reached a level of 1.23%, up from 1.14% in 1Q24 and improving from the 1.37% posted in 2Q23.

Consumer portfolio non-performing loans deteriorated 5 b.p. (up to 1.52% from 1.47%) while Commercial portfolio non-performing loans deteriorated 1 b.p. in 2Q24 (up to 0.73% from 0.72%).

The coverage ratio (measured as total allowances under Expected Credit Losses over Non Performing loans under Central Bank rules) reached 181.4% in 2Q24. Write-offs over total loans totaled 0.04%.

The Bank is committed to continue working in this area to maintain excellent asset quality standards.

ASSET QUALITY	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Commercial portfolio	808,530	837,445	1,627,861	1,479,747	1,433,885	-3%	77%
Non-performing	9,534	9,565	19,609	10,637	10,445	-2%	10%
Consumer portfolio	2,693,241	2,526,975	2,275,960	1,897,847	2,401,339	27%	-11%
Non-performing	38,427	37,279	30,709	27,847	36,540	31%	-5%
Total portfolio	3,501,771	3,364,420	3,903,821	3,377,594	3,835,224	14%	10%
Non-performing	47,961	46,844	50,318	38,484	46,985	22%	-2%
Commercial non-perfoming ratio	1.18%	1.14%	1.20%	0.72%	0.73%
Consumer non-perfoming ratio	1.43%	1.48%	1.35%	1.47%	1.52%

Total non-performing/ Total portfolio	1.37%	1.39%	1.29%	1.14%	1.23%

Total allowances	70,048	62,739	101,097	85,706	85,220	-1%	22%
Coverage ratio w/allowances	146.05%	133.93%	200.92%	222.71%	181.38%
Write Offs	6,539	2,728	3,026	2,171	1,701	-22%	-74%
Write Offs/ Total portfolio	0.19%	0.08%	0.08%	0.06%	0.04%

Expected Credit Losses (E.C.L) (I.F.R.S.9)

The Bank records an allowance for expected credit losses for all loans and other debt financial assets not held at fair value through profit or loss, together with loan commitments and financial guarantee contracts, in this section all referred to as ‘financial instruments’. Equity instruments are not subject to impairment under IFRS 9. The ECL allowance is based on the credit losses expected to arise over the life of the asset (the lifetime expected credit loss), unless there has been no significant increase in credit risk since origination, in which case, the allowance is based on the 12 months expected credit loss.(For further information please see our 2023 20-F)

BANCO MACRO	2Q24 EARNINGS RELEASE

2Q24 Snapsho	.10

In AR$ Million. Figures of previous quarters have been restated to reflect the accumulated effect of the inflation adjustment for each period through June 30, 2024

BANCO MACRO	2Q24 EARNINGS RELEASE

BANCO MACRO	2Q24 EARNINGS RELEASE

BANCO MACRO	2Q24 EARNINGS RELEASE

Relevant and Recent Events	.11

• Cash Dividend Payment (Installments 2 and 3)

•      Pursuant to (i) the resolutions adopted by the General and Special Shareholders’ Meeting held on April 12th 2024, (ii) Communication “A” 7984 and Communication “A” 7997 authorizing the financial entities with authorization of the Central Bank of the Republic of Argentina to distribute dividends in 3 equal and consecutive monthly instalments expressed in constant currency, (iii) the authorization by the Superintendency of Financial and Exchange Entities of the Central Bank of the Republic of Argentina obtained last May 6th, and (iv) the resolutions adopted by the Board of Directors at the meeting held on June 13th 2024, Banco Macro S.A. shall make available and pay to its shareholders instalment No. 2 of the cash dividend of AR $168,541,001,211.86, (i.e., AR $263.5869049712 per share representing 26,358.6905% of the capital stock of AR $639,413,408).

•      Available as of 06/26/2024

•      Record date: 06/25/2024

•      As to the aggregate amount of dividends Banco Macro S.A. shall distribute, please be advised that such amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019.Such cash dividend shall be made available as of the above stated date at Caja de Valores S.A. located in 25 de Mayo 362, Autonomous City of Buenos Aires, Mondays to Fridays from 10 AM to 3 PM.

•      Shareholders holding American Depositary Receipts (ADRs) shall receive the relevant dividend under the applicable depositary agreement through The Bank of New York Mellon, as depositary agent of such certificates’ underlying Class B Shares as of the relevant date under the rules applicable in the jurisdiction in which such ADRs of the Company are listed.

•      Installment 3

•      Available as of 07/22/2024

•      Record date: 07/19/2024

•      As to the aggregate amount of dividends Banco Macro S.A. shall distribute, please be advised that such amount is subject to a 7% withholding under section 97 of the Income Tax Law as revised in 2019. Such cash dividend shall be made available as of the above stated date at Caja de Valores S.A. located in 25 de Mayo 362, Autonomous City of Buenos Aires, Mondays to Fridays from 10 AM to 3 PM.

BANCO MACRO	2Q24 EARNINGS RELEASE

•      Shareholders holding American Depositary Receipts (ADRs) shall receive the relevant dividend under the applicable depositary agreement through The Bank of New York Mellon, as depositary agent of such certificates’ underlying Class B Shares as of the relevant date under the rules applicable in the jurisdiction in which such ADRs of the Company are listed.

Regulatory Changes	.12

• Repos & LEFi

In July through communication “A” 8060 the Central Bank of Argentina decided to end Repos and substitute them with LEFis (Fiscal Liquidity bills)

As of July 22, 2024 financial institutions are able to invest in LeFis from the Central Bank, issued by the Tresury:

•       Issued by the National Tresury.

•       1 year duration.

•       monetary policy rate as established by the BCRA.

•       Transferrable and negotiable only between financial institutions and the BCRA.

•       Can be sold totally or partially in t+1 or t+0.

•       Excluded from limits on financing of the non-financial public sector.

•       Not admitted as a reserve requirement security.

• Minimum Reserve Requirements

In May 2024, through Communication “A” 8026 the Central Bank established that reserve requirement in pesos facilities through granting financing within the “Ahora 12” and “cuota simple”programs, are terminated. Financial institutions can continue to compute the requirement for balances prior to May 23. Also, credit card financing rate limits for individuals are also terminated as of June 2024. As of that moment, the interest rate for credit card financing cannot surpass the 25% of that which results from the average interest rate of the prior month that the institution has granted on consumer loans (with no collaterals)

BANCO MACRO	2Q24 EARNINGS RELEASE

CER Exposure and Foreign Currency Position	.13

CER EXPOSURE	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
CER adjustable ASSETS

Government Securities	232,745	163,554	441,561	5,296,665	4,593,897	-13%	1874%

Loans (*)	244,600	223,512	223,220	239,954	268,185	12%	10%
Private sector loans	35,504	32,979	34,987	25,807	30,840	20%	-13%
Mortgage loans (UVA adjusted)	208,883	190,354	188,121	214,144	237,341	11%	14%
Other loans	213	179	112	3	4	33%	-98%
Total CER adjustable assets	477,345	387,066	664,781	5,536,619	4,862,082	-12%	919%

CER adjustable LIABILITIES
Deposits (*)	27,060	13,231	62,030	44,958	43,745	-3%	62%
UVA Unemployment fund	27,888	27,060	22,472	22,672	26,299	16%	-6%
Total CER adjustable liabilities	54,948	40,291	84,502	67,630	70,044	4%	27%

NET CER EXPOSURE	422,397	346,775	580,279	5,468,989	4,792,038	-12%	1034%

(*) Includes Loans &Time Deposits CER adjustable (UVAs)

FOREIGN CURRENCY POSITION	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Cash and deposits in Banks	1,027,591	1,054,818	2,012,617	1,175,402	1,095,475	-7%	7%
Cash	188,409	197,797	607,028	299,926	156,699	-48%	-17%
Central Bank of Argentina	465,848	524,235	886,395	452,335	505,081	12%	8%
Other financial institutions local and abroad	372,796	332,721	519,094	422,555	433,144	3%	16%
Others	538	65	100	586	551	-6%	2%
Financial instruments at fair value through P&L	2,147,336	2,206,624	3,123,340	144,658	156,992	9%	-93%
Other financial assets	97,917	93,225	144,946	119,748	109,316	-9%	12%
Loans and other financing	219,328	212,470	322,441	600,533	640,743	7%	192%
Non financial private sector & foreign residents	219,328	212,470	322,441	600,533	640,743	7%	192%
Other debt securities	384,557	139,660	159,362	75,383	62,509	-17%	-84%
Guarantees received	34,848	40,145	100,265	28,977	28,894	0%	-17%
Investment in equity instruments	664	1,229	619	441	227	-49%	-66%
Total Assets	3,912,241	3,748,171	5,863,590	2,145,142	2,094,156	-2%	-46%
Deposits	881,661	863,677	1,839,912	1,318,877	1,313,745	0%	49%
Non financial public sector	36,299	33,706	61,722	24,796	41,916	69%	15%
Financial sector	8,381	8,478	12,775	8,936	8,037	-10%	-4%
Non financial private sector & foreign residents	836,979	821,494	1,765,415	1,285,144	1,263,793	-2%	51%
Financial liabiities at fair value through P&L	5,338	29,031	24,840	16,841	13,365	-21%	150%
Other liabilities from financial intermediation	98,816	107,146	155,673	174,492	189,036	8%	91%
Financing from the Central Bank and other fin. Inst	12,958	14,523	27,638	22,324	20,217	-9%	56%
Issued corporate bonds	12,148	15,028	96,810	69,534	48,597	-30%	300%
Subordinated corporate bonds	387,500	398,155	590,064	419,207	369,515	-12%	-5%
Other non financial liabilities	3,193	3,315	7,737	4,731	4,823	2%	51%
Total Liabilities	1,401,614	1,430,875	2,742,674	2,026,006	1,959,298	-3%	40%

NET FX POSITION (Pesos)	2,510,627	2,317,296	3,120,916	119,136	134,858	13%	-95%
EOP FX (Pesos per USD)	256.6750	350.0083	808.4833	857.4167	911.7500	6%	255%
NET FX POSITION (USD)	9,781	6,621	3,860	139	148	6%	-98%

BANCO MACRO	2Q24 EARNINGS RELEASE

QUARTERLY BALANCE SHEET	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
ASSETS
Cash and deposits in Banks	1,232,287	1,233,260	2,161,342	1,360,740	1,633,431	20%	33%
Cash	294,370	295,927	714,328	403,357	240,567	-40%	-18%
Central Bank of Argentina	564,552	604,533	927,778	534,230	959,132	80%	70%
Other local & foreign entities	372,827	332,736	519,136	422,567	433,182	3%	16%
Other	538	64	100	586	550	-6%	2%
Debt securities at fair value through profit & loss	2,179,788	2,228,101	3,149,822	5,137,478	4,487,257	-13%	106%
Derivatives	981	2,119	23,628	74,322	46,762	-100%	4667%
Repo Transactions	502,605	433,652	1,106,649	331,030	0	-100%	-100%
Other financial assets	510,024	515,293	362,505	263,246	346,560	32%	-32%
Loans & other receivables	3,318,405	3,178,475	3,302,702	2,968,870	3,472,924	17%	5%
Non Financial Public Sector	68,971	8,710	8,479	3,341	45,067	1249%	-35%
Financial Sector	7,833	40,063	17,914	23,283	36,249	56%	363%
Non Financial private sector and foreign	3,241,601	3,129,702	3,276,309	2,942,246	3,391,608	15%	5%
Other debt securities	3,115,505	1,664,657	776,246	577,931	563,567	-2%	-82%
Financial assets in guarantee	158,679	160,365	238,921	201,805	160,627	-20%	1%
Income tax assets	0	0	1,578	1,224	50,526
Investments in equity instruments	5,264	6,545	5,778	3,934	6,412	63%	22%
Investments in other companies (subsidiaries and joint ventures)	4,159	3,963	3,029	2,565	2,700	5%	-35%
Property, plant and equipment	571,607	573,859	641,406	643,796	646,604	0%	13%
Intangible assets	100,338	98,557	135,136	130,982	128,536	-2%	28%
Deferred income tax assets	576	1,007	1,790	1,498	1,863	24%	223%
Other non financial assets	67,479	72,603	96,725	79,081	80,947	2%	20%
Non-current assets held for sale	48,427	46,491	75,305	75,348	72,549	-4%	50%
TOTAL ASSETS	11,816,124	10,218,947	12,082,562	11,853,850	11,701,265	-1%	-1%

LIABILITIES
Deposits	7,069,445	5,536,658	6,058,772	5,970,723	6,740,181	13%	-5%
Non Financial Public Sector	492,121	489,711	336,356	613,991	795,855	30%	62%
Financial Sector	10,924	9,514	36,288	15,854	11,982	-24%	10%
Non Financial private sector and foreign	6,566,400	5,037,433	5,686,128	5,340,878	5,932,344	11%	-10%
Liabilities at fair value through profit & loss	5,338	29,031	24,854	23,556	52,973	125%	892%
Derivatives	41	109	5,102	7,055	333	-95%	712%
Repo Transactions	27,081	106,907	42,429	24,729	-	-	-86%
Other financial liabilities	874,227	884,629	680,453	587,637	757,037	29%	-13%
Financing received from Central Bank and Other Financial Institutions	14,642	15,175	35,593	23,409	21,407	-9%	46%
Issued Corporate Bonds	12,148	15,028	105,821	79,652	59,924	-25%	393%
Current income tax liabilities	84,312	68,990	384,505	379,132	4,027	-99%	-95%
Subordinated corporate bonds	387,500	398,155	590,064	419,207	369,515	-12%	-5%
Provisions	13,486	10,857	15,718	13,940	13,752	-1%	2%
Deferred income tax liabilities	73,449	69,549	82,231	71,046	38,988	-45%	-47%
Other non financial liabilities	494,217	306,826	381,334	269,487	449,510	67%	-9%
TOTAL LIABILITIES	9,055,886	7,441,914	8,406,876	7,869,573	8,507,647	8%	-6%

SHAREHOLDERS' EQUITY
Capital Stock	639	639	639	639	639	0%	0%
Issued Shares premium	12,430	12,430	12,430	12,430	12,430	0%	0%
Adjustment to Shareholders' Equity	1,030,218	1,030,218	1,030,218	1,030,218	1,030,218	0%	0%
Reserves	1,502,266	1,502,266	1,502,266	1,502,266	2,048,482	36%	36%
Retained earnings	1,096	1,096	1,096	1,056,909	1,231	-100%	12%
Other accumulated comprehensive income	4,349	445	72,387	54,950	6,995	-87%	-
Net income for the period / fiscal year	208,858	229,483	1,055,812	326,555	92,844	-72%	-56%
Shareholders' Equity attributable to parent company	2,759,856	2,776,577	3,674,848	3,983,967	3,192,839	-20%	16%

Shareholders' Equity attributable to non controlling interest	382	456	838	310	779	151%	104%
TOTAL SHAREHOLDERS' EQUITY	2,760,238	2,777,033	3,675,686	3,984,277	3,193,618	-20%	16%

BANCO MACRO	2Q24 EARNINGS RELEASE

INCOME STATEMENT	MACRO Consolidated					Change
In MILLION $ (Measuring Unit Current at EOP)	2Q23	3Q23	4Q23	1Q24	2Q24	QoQ	YoY
Interest Income	1,141,048	1,182,551	1,031,516	849,500	619,675	-27%	-46%
Interest Expense	740,011	872,004	700,395	648,854	431,717	-33%	-42%
Net Interest Income	401,037	310,547	331,121	200,646	187,958	-6%	-53%
Fee income	108,465	108,660	114,010	100,930	112,147	11%	3%
Fee expense	10,606	10,857	12,860	11,950	16,414	37%	55%
Net Fee Income	97,859	97,803	101,150	88,980	95,733	8%	-2%
Subtotal (Net Interest Income + Net Fee Income)	498,896	408,350	432,271	289,626	283,691	-2%	-43%
Net Income from financial instruments at Fair Value Through Profit & Loss	192,768	-100,192	1,609,378	1,508,685	121,199	-92%	-37%
Result from assets at amortised cost	-	378	237	25	-4	-	-
Difference in quoted prices of gold and foreign currency	281,716	656,076	328,532	95,555	25,654	-73%	-91%
Other operating income	28,426	31,092	43,253	49,446	46,182	-7%	62%
Provision for loan losses	20,507	13,404	32,687	22,359	16,477	-26%	-20%
Net Operating Income	981,299	982,300	2,380,984	1,920,978	460,245	-76%	-53%
Personnel expenses	114,011	118,826	159,962	158,158	136,435	-14%	20%
Administrative expenses	63,875	63,593	113,310	80,693	67,083	-17%	5%
Depreciation and impairment of assets	22,960	22,747	36,233	28,792	27,000	-6%	18%
Other operating expenses	137,400	129,504	202,091	166,568	130,658	-22%	-5%
Operating Income	643,053	647,630	1,869,388	1,486,767	99,069	-93%	-85%
Income from associates and joint ventures	-705	-196	281,284	-254	-5,648	-	-
Result from net monetary position	-406,562	-595,013	-945,271	-1,054,000	-462,660	-	-
Net Income before income tax on cont. operations	235,786	52,421	1,205,401	432,513	-369,239	-185%	-257%
Income tax on continuing operations	71,714	31,721	378,689	106,176	-135,996	-	-
Net Income from continuing operations	164,072	20,700	826,712	326,337	-233,243	-171%	-242%

Net Income for the period	164,072	20,700	826,712	326,337	-233,243	-171%	-242%
Net Income of the period attributable to parent company	163,959	20,626	826,330	326,556	-233,712	-172%	-243%
Net income of the period attributable to non-controlling interests	113	74	382	-219	469	-	315%

Other Comprehensive Income	7,995	-3,904	71,943	-17,436	-47,955	-	-
Foreign currency translation differences in financial statements conversion	-227	353	18,393	-16,674	-4,219	-	-
Profits or losses from financial assets measured at fair value through other comprehensive income (FVOCI) (IFRS 9(4.1.2)(a)	8,222	-4,257	53,550	-762	-43,736	-	-

TOTAL COMPREHENSIVE INCOME FOR THE PERIOD	172,067	16,796	898,655	308,901	-281,198	-191%	-263%
Total Comprehensive Income attributable to parent Company	171,954	16,722	898,273	309,120	-281,667	-	-
Total Comprehensive Income attributable to non-controlling interests	113	74	382	-219	469	-	315%

BANCO MACRO	2Q24 EARNINGS RELEASE

QUARTERLY ANNUALIZED RATIOS	MACRO Consolidated
	2Q23	3Q23	4Q23	1Q24	2Q24
Profitability & performance
Net interest margin	38.3%	58.7%	52.2%	26.2%	19.9%
Net interest margin adjusted (exc. FX)	22.5%	18.8%	26.2%	17.8%	17.5%
Net fee income ratio	5.2%	5.5%	0.7%	1.4%	18.9%
Efficiency ratio	21.7%	22.4%	13.5%	14.6%	55.9%
Net fee income as % of A&G Expenses	23.9%	24.6%	5.2%	9.9%	33.8%
Return on average assets	6.1%	0.8%	32.1%	11.9%	-8.2%
Return on average equity	24.8%	3.0%	106.3%	37.4%	-27.4%
Liquidity
Loans as a percentage of total deposits	46.9%	57.4%	54.5%	49.7%	51.5%
Liquid assets as a percentage of total deposits	95.0%	99.0%	118.0%	124.0%	98.0%
Capital
Total equity as a percentage of total assets	23.4%	27.2%	30.4%	33.6%	27.3%
Regulatory capital as % of APR	36.0%	37.9%	35.4%	46.6%	35.7%
Asset Quality
Allowances over total loans	2.1%	2.0%	3.1%	2.9%	2.5%
Non-performing financing as a percentage of total financing	1.4%	1.4%	1.3%	1.1%	1.2%
Coverage ratio w/allowances	146.1%	133.9%	200.9%	222.7%	181.4%
Cost of Risk	2.7%	1.7%	3.9%	3.3%	2.2%

ACCUMULATED ANNUALIZED RATIOS	MACRO Consolidated
	2Q23	3Q23	4Q23	1Q24	2Q24
Profitability & performance
Net interest margin	35.9%	43.0%	44.8%	26.2%	23.1%
Net interest margin adjusted (exc. FX)	23.5%	22.0%	22.8%	17.8%	17.6%
Net fee income ratio	6.6%	6.2%	3.6%	1.4%	4.6%
Efficiency ratio	23.4%	23.0%	18.6%	14.6%	22.2%
Net fee income as % of A&G Expenses	28.2%	26.9%	19.5%	9.9%	20.9%
Return on average assets	3.9%	2.8%	9.9%	11.9%	1.7%
Return on average equity	15.5%	11.3%	37.5%	37.4%	5.4%
Liquidity
Loans as a percentage of total deposits	46.9%	57.4%	54.5%	49.7%	51.5%
Liquid assets as a percentage of total deposits	95.0%	99.0%	118.0%	124.0%	98.0%
Capital
Total equity as a percentage of total assets	23.4%	27.2%	30.4%	33.6%	27.3%
Regulatory capital as % of APR	36.0%	37.9%	35.4%	46.6%	35.7%
Asset Quality
Allowances over total loans	2.1%	2.0%	3.1%	2.9%	2.5%
Non-performing financing as a percentage of total financing	1.4%	1.4%	1.3%	1.1%	1.2%
Coverage ratio w/allowances	146.1%	133.9%	200.9%	222.7%	181.4%
Cost of Risk	2.4%	2.1%	2.6%	3.3%	2.7%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: August 22, 2024

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer